Filed by Symantec Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: VERITAS Software Corporation
Commission File No.: 000-26247

The following transcript contains forward-looking statements, including statements regarding industry trends, such as supplier consolidation and growth in security attacks, benefits of the proposed merger involving Symantec Corporation and VERITAS Software Corporation, such as improved customer and platform coverage, improved product capabilities and lowered customer costs, post-closing integration of the businesses and product lines of Symantec and VERITAS, future stock prices, future product releases and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by the statements in this transcript. Such risk factors include, among others, deviations in actual industry trends from current expectations, uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the companies, the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals, difficulties encountered in integrating merged businesses and product lines, whether certain market segments grow as anticipated, the competitive environment in the software industry and competitive responses to the proposed merger, and whether the companies can successfully develop new products and the degree to which these gain market acceptance.

Actual results may differ materially from those contained in the forward-looking statements in this transcript. Additional information concerning these and other risk factors is contained in the sections of Symantec’s and VERITAS’ most recently filed Forms 10-K and 10-Q entitled “Business Risk Factors” or “Factors That May Affect Future Results.” Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or expectations regarding the circumstances occurring after the date of this transcript.

Additional Information and Where to Find It

Symantec Corporation has filed a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS with the SEC on February 11, 2005. Any offer of securities will only be made pursuant to a definitive joint proxy statement/prospectus. Investors and security holders are urged to read this filing (as well as the definitive joint proxy statement/prospectus when it becomes available) because it contains important information about the merger transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the

SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523.

Symantec, VERITAS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the preliminary joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.

The following is a transcript of a conference call in which Greg Myers, Senior Vice President, Finance and Chief Financial Officer of Symantec Corporation, participated at the Goldman Sachs 2005 Technology Investment Symposium on February 23, 2005 and has been posted to a joint website hosted by Symantec and VERITAS.

FINAL TRANSCRIPT Conference Call Transcript SYMC - Symantec at Goldman Sachs 2005 Technology Investment Symposium Event Date/Time: Feb. 23. 2005 / 8:40AM PT Event Duration: N/A

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Final Transcript

SYMC - Symantec at Goldman Sachs 2005 Technology Investment Symposium

CORPORATE PARTICIPANTS

Greg Myers
Symantec Corporation - SVP, Finance, CFO

PRESENTATION

Unidentified Speaker

     Okay. We’re going to kick it off. It’s my pleasure to have the CFO of Symantec on stage, Greg Myers. Thank you for coming today. I take you’re all fairly familiar with the fireside chat format. I’m going to open up this Q&A for Greg and then I will open it up to the audience towards the end. So, what I’d like to begin with is, obviously, Greg, the 2 questions on everyone’s mind are Microsoft and the pending deal with Veritas. But before we dive straight into that, let’s just say a little bit bigger picture right now and talk about the health of the overall spending market, which is basic (ph) security.

     So, with a very nice seasonality at the end of ‘04 for Q4 to (inaudible) fiscal third quarter, as we’ve gone into the new year, what are the types spending trends are you seeing, with regards to your soundest quarter, March? That has there been any change in terms of spending for security?

Greg Myers - Symantec Corporation - SVP, Finance, CFO

     Yes, I think when you speak with regards to Symantec, we’re on a fiscal year that ends in March - the March quarter. And clearly, our sales plans are incentivized toward the annualized quarter. So, we get a lot of - we get a lot of impetus as we move through March, where other people’s quarter - or seasonality, might decline after December, which is their year-end.

So, with their enterprise sales forces. So, we would anticipate a solid March quarter. Our guidance right now is 700 million, growing in the high 20s. That will punctuate this year at 2 billion 570 or 37% growth in revenue and that will give us 86 (ph) cents in earnings when it’s all said and done on an non-GAAP basis. And that will be fabulous results for us.

But spending pattern, I think that we’re tracking through our guidance right at the moment and that would suggest that - how we have guided our markets and certainly how they’re unfolding.

Unidentified Speaker

     And as you look at - into the pipeline, so now that you have more of an enterprise footprint you can look at longer term, if you look at the June quarter, but through ‘05, do you get a sense that spending sounds more confident at the moment? Is CIO (ph) going to be willing to open the curtain (ph) a little bit more? Or no real change over what we saw in ‘04?

Greg Myers - Symantec Corporation - SVP, Finance, CFO

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SYMC - Symantec at Goldman Sachs 2005 Technology Investment Symposium

     That’s a real difficult call. I mean, we have about 4-5 quarters of good solid pipeline in front of us. The issues are always closed in the pipeline. And it’s only as good as a salesman getting somebody to put their John Hancock on the line. I think typically, the June quarter will always be, seasonally, for us a softer quarter as we start earning fiscal year and then it crescendos up, obviously, with December and March being very powerful. We’re confident that the markets are growing very strongly.

Antivirus and the filtering type softwares are growing in the mid-20s, most likely - low to mid 20s. We haven’t had any egregious events since (inaudible) early last year and these markets are growing very well, with or without high profile events. And the last thing is our integrated security is really beginning to capture a lot of attention, especially our integrated gateway solutions. And we think this offers another good avenue for growth over the long-haul.

Unidentified Speaker

     Is there any sense - you were just at the RSA conference at the end of last week or through last week. And in some ways, the trends I’m seeing from RSA were really a reprieve of what we saw in ‘04. So, defense in depth (ph), all the filtering stuff you’re talking about - anti-spam, anti-spyware. And you have - the (inaudible) we saw was more around the inventing (ph) management, access management. So, I’m wondering if there’s a shortcoming (ph) in security away from tactical spending, which has been very strong for the last 2-3 years. Maybe now finally (inaudible) is the most strategic spending areas. Are you seeing any of that as penetration ...

Greg Myers - Symantec Corporation - SVP, Finance, CFO

     I think it’s a very, very high-end account. And surely our instant management type products, which is really using information to get more proactive and fill up the current environment. And how would you provision those environments to protect them? I mean, that’s resonating very well at the high end.

But clearly, in the medium and low-end markets, it’s blocking and tackling. It’s about trying to take advantage of innovation in companies such as Symantec, which delivers powerful integrative solutions that give a very good value proposition to the buyer. And it’s about those buyers really trying to take advantage of locking down their environments for the (inaudible) call. So it’s about information availability at the lowest point.

Unidentified Speaker

     Okay. And then, in terms of spending trends, could you talk a little bit on the geographic trends, with particularly Europe and Asia. The U.S. has been a little stronger because of the concerns that Asia may be starting to slow again. If you could talk to that. And then, in Europe, are you starting to see more pickups out of Europe?

Greg Myers - Symantec Corporation - SVP, Finance, CFO

     Clearly, Europe - at least in our business, has been growing slightly faster than the U.S., grew at about 41% last quarter with currency. About 35% without currency. The U.S. grew at about 40%. So, clearly, without currency effect, the U.S. is going still quite - a little bit faster than Europe. And that makes sense because this is where innovation is formulating and being really adopted. But both in the Far East and in Europe, we’ve seen tremendous growth rates.

We don’t see that slowing down. Last quarter, the only market that grew under 20% for us was Latin America, and that’s a pretty small market and tends to fairly seasonal as you get below the equator. So, I think each our geographic regions is performing very well right now.

Unidentified Speaker

     So, no real significant things. What about China for some insights? What sort of opportunity do you have going into China? It’s (indiscernible) is too hard to get, or will you start to see sales come from that area.

Greg Myers - Symantec Corporation - SVP, Finance, CFO

     We only sell our enterprise solutions in China. We don’t move our consumers products. Although if you’re a real tightwad you can go there and get everything we produce for about 2 bucks on a single diskette. So, that’s the Chinese market. But we have a hold on foreign entity, which allows us to transact pretty freely in the country. It allows us to get, ultimately to get our cash flow out of the country. And China is going to be a fabulous opportunity for us.

Unidentified Speaker

     Okay. And do you think at some point the consumers will be over there as well, or is that just too hard?

Greg Myers - Symantec Corporation - SVP, Finance, CFO

     I think that’s - well, clearly, I think, when you think about how do you move certain consumer products to certain markets, I think you’re going to have to look at segmenting that particular technology. So, maybe you have a very low-end product that really differentiates itself from the Norton brand and such that you can

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Final Transcript

SYMC - Symantec at Goldman Sachs 2005 Technology Investment Symposium

move that product to market. And if it does cannibalize, it’s not the end of the world.

Unidentified Speaker

     Okay. Great. So, it sounds like there still a little of drivers in place for security. You’re still very confident about how the market looks for the next 2-3 years, if I can paraphrase what you said.

Greg Myers - Symantec Corporation - SVP, Finance, CFO

     Well, I never look out 3 years, quite frankly, and my nose is only so long. I can only see the end of it. But clearly, the next year, I think, is going to be solid year for us.

Unidentified Speaker

     Okay. Great. So, let me move into talking a little bit about Microsoft. Last week the crescendo to the piece of our frame was (inaudible) to say let’s talk about a Microsoft entry. Obviously, we thought we would see more last week, but it sounds like they’ll have a product in place through the end of this year. How have you approached that competitive threat from Microsoft? What do you think are your barriers to entry in protecting your market? And maybe just put it into thoughts on the consumer market and then thoughts on the enterprise market.

Greg Myers - Symantec Corporation - SVP, Finance, CFO

     The question is interesting because the truth of the matter is we have seen no competitive interest in Microsoft. And it’s not clear when or if that’s going to occur. And there’s been a lot of rhetoric around it. I think the one thing that is clear is that Symantec has powerful brands. Symantec has huge penetration into what is currently the addressable market.

If and when Microsoft does show up and actually compete, the awareness that the Microsoft will bring we believe will grossly expand the marketplace and give us, at least in the very low-end market, significant opportunity. We think that the high-end markets are significantly more heterogeneous than what Microsoft really provides and therefore we have a lot of strength, we believe, at the heterogeneality (ph) of the solutions we offer.

Finally, we’ve done a lot of work in the last 3 years expanding our platform to the Internet security platform - Norton Internet Security, which is a multitude of security offerings at a very decent value proposition. And over 40% of our revenue was done with Norton Internet Security in this past quarter. And that mix is up almost 10 points from what it was a year ago. So, we see the consumer base migrating to more robust integrated security type solutions that give significant value propositions. And so, AV and AV of itself is a great market, but isn’t going to be what customers ultimately need.

Unidentified Speaker

     So, AV ends up being a little bit more commoditized than the bundle that’s required.

Greg Myers - Symantec Corporation - SVP, Finance, CFO

     It’s the bundle.

Unidentified Speaker

     And in the bundle, you have AV, spam, spyware, anti (inaudible), I guess, you could throw in there, content filtering.

Greg Myers - Symantec Corporation - SVP, Finance, CFO

     Right.

Unidentified Speaker

     And the personal firewall.

Greg Myers - Symantec Corporation - SVP, Finance, CFO

     And limited intrusion detection, parental guidance, blocking, banner blocking. It’s just a ton of stuff, for a very decent price.

Unidentified Speaker

     So, that’s always been at (ph) a price. So, on the one hand, I can understand the argument that Microsoft expands the market. They’ve had a lot more awareness. They have a lot more marketing spend to put behind us. And certainly last week, Mike Mast (ph) and (inaudible) both talked about the fact that so many consumers today are not protected. That’s one of the reasons they want to get into the market because it’s obviously, it doesn’t show well for them to have all these viruses bringing back consumers.

     The prices for the great unknown, but I think most people feel that Microsoft will want to price aggressively at a level that undercuts probably the market today, although not for free. I think that’s been clearly stated by Microsoft. What will you do if Microsoft comes in at a significantly lower price line? Say, a $15 price (inaudible) per subscription.

Greg Myers - Symantec Corporation - SVP, Finance, CFO

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SYMC - Symantec at Goldman Sachs 2005 Technology Investment Symposium

     It’s hard to say what Microsoft’s going to do once again and when that timeframe is. But clearly, these markets are segmented in the low-price offerings and the high-price offerings. And I think that, as Microsoft enters and the markets begin to expand, I think you’ll see more product segmentation addressing the different needs of different customers at different levels in the marketplace. And so, today, we’ve had very limited offerings in terms product segmentation. But I do think it’s a broader array of products.

It was interesting, I was talking to a customer the other day who was using the Microsoft spyware and it’s not that good, he said, but it’s good enough. And the thing that a lot of our research shows is that good enough and having the absolute best is about 20 bucks. And so, the real issue, I think, the consumers, as they get more and more educated and they get more content on the machines is did you - are you satisfied we’re good enough to protect your assets and there’s a class of buyer that will be. Or do you want really solid protection? And our brand is going to have significant effect. Our (inaudible) will have a significant effect. We’re going to compete very well. And I think, ultimately the deal is we’ll compete and we’ll partner and ...

Unidentified Speaker

     So, there’s maybe an opportunity to have a lower price offering, a bare bones offering, that keeps the bundle of the higher price offering for folks ...

Greg Myers - Symantec Corporation - SVP, Finance, CFO

     I think over time you’ll see more product segmentation in these markets.

Unidentified Speaker

     Okay. And then, you’ve talked to the other barriers to entries inside your OEM relationship. Could you speak a little to the fact that when Dell, for instance, sells PC with Symantec on top and the consumer decides to go with the product after the trial. What sort of cut does Dell get - so, what sort of - kind of get to the economics that that channel (ph) gets and why that could be a barrier to entry if Microsoft comes on board?

Greg Myers - Symantec Corporation - SVP, Finance, CFO

     We, on a quarterly basis, we pass on just tens and tens of millions of dollars to the very (ph) partners - be it HP contact or Dell or Sony or - and what really occurs in these arrangements is a web share and then a bounty. And the bounty is a cost for just doing business. And then the web share is physically sharing a revenue that’s moving into the marketplace.

Unidentified Speaker

And what is that web share? Is it 20%, 30%?

Greg Myers - Symantec Corporation - SVP, Finance, CFO

     It varies with the relationship and with the value that each partner is bringing to that relationship. So, it can be 50-50, 60-40, somewhere in those ranges.

Unidentified Speaker

     Okay.

Greg Myers - Symantec Corporation - SVP, Finance, CFO

     I think the thing that’s really interesting is that the Symantec-installed base is so powerful with these OEMs that it’s really difficult for competitors to come in, because they’re generating so much money to the renewals that it’s hard for a competitor come in and generate equal value to the OEMs. And so, we’ve really been flexing our muscle behind our install base and that install base is getting - becoming a real barrier to entry.

Unidentified Speaker

     And on your subscription, currently, you offer a 1-year subscription - that’s the product that come back. Were their any plans to perhaps lengthen subscription as a way to also tie in a customer, given an imminent Microsoft entrance (ph)?

Greg Myers - Symantec Corporation - SVP, Finance, CFO

     We met Monahan (ph) in the consumer markets and we continue to look at how do you create varying price points that have different licensing perimeters to them in terms of time and we’ll address that in the near future. But I’m not going to speak to that today.

Unidentified Speaker

     Okay. Great. And so then, I think the other fear, as I talk to investors, why they’re worried about a Microsoft entry is a sense that today Symantec’s business, prior to the Veritas acquisition, has significant exposure to the consumer, but a fear that the profitability is even greater. And I can take a look at the 10-K and see the margins you attribute, but could you talk a little bit about how fixed versus variable or cost. If you had to offer at a lower price, how would you managed that in terms of your cost base. And how is the segment to consumer (inaudible)?

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Final Transcript

SYMC - Symantec at Goldman Sachs 2005 Technology Investment Symposium

Greg Myers - Symantec Corporation - SVP, Finance, CFO

     Yes. In this most recent quarter we spend just shy of 50 cents on every dollar through operating expenses. Yes, occasionally, that a segment that’s highly variable, to be clear. So, it’s a variable company on an absolute turn of money into our enterprise spaces. Tomorrow we may pour more money into the consumer spaces to drive more variable spin, to compete across messaging.

So, I think, the profitability of segments - it’s not - I mean, the numbers you see are quite real, but it’s arbitrary as you move into the future. You’re ability to move money between segmentations is good. And so, when you’re thinking about profitability and what effect Microsoft could have, you have to look at the whole, not the segment, I believe, because we manage the whole.

And I think that when the companies are spending in the range of - this year we’ll spend 1.2 billion, it’ll afford you a lot of opportunity around the maintenance of margins and how you move forward and compete. The key point is at some point we’ll compete. It’s interesting. You heard the word Microsoft, if they change the menu in their cafeteria, our stock goes down 15 cents.

It’s gotten to the point that, if you we have a major announcement, Microsoft says there going to do something with Nike and our stock goes down another 20 cents. But it’s kind of silly at some point. I think most of the buy (ph) side that we speak to understands that we’re going to compete and complete pretty well. And I think that people just look for constant reaffirmation that we’ll complete. Be clear, they are our greatest partner, and be clear we will complete with them as well. And they understand that.

Unidentified Speaker

     And so, maybe this is a final question I have (inaudible). A consumer potential businesses (ph) as a percentage of revenue, how can we make (ph) an estimate of what is the percentage of your operating income. When it comes to cash flow, is it fair to say that the consumer business is about the same percent of your operating cash flow as it is of revenue? Or it is more a - given the profitability?

Greg Myers - Symantec Corporation - SVP, Finance, CFO

     Well, once again, you’ve got to go back to the earlier statement that profitability across segmentation is being driven by where we think we get the greatest in terms of future spending. You can greatly augment the spend across any segment in a pretty quick order. And a quick order would be in less than 90 days we can spin our burn rates. So, I think, once again, the issue of the cash flow generation is not about - it’s not about the physical segments and the profitability of that segment. It’s about the revenues streams and where those revenue streams are generating.

Unidentified Speaker

     Great. And so then maybe just a final question on Microsoft. You made an announcement yesterday, I think, that they had extended the anti-spam as an example of why they’re also a partner of (inaudible) and anti-spam. Is that - can you talk a little about the spam segment? Obviously, the Brightmail acquisition has been a great add-on there. How well will it be in both the consumer and in the enterprise prices and the relationship with Microsoft and how long does that type of agreement get signed up for?

Greg Myers - Symantec Corporation - SVP, Finance, CFO

     It’s 2 very different markets. The Brightmail, which is what I would call the asset that we would put the most credence behind with regards to expanding technology, is an enterprise solution with huge libraries and very quick response rates and that’s where Microsoft is in. But our consumer product is a home-grown, far less sophisticated because the issue is far less sophisticated. But we’ve seen great residence (ph) who just launched our 81 series - the 8100 series appliance this quarter.

And so that now allows us, not unlike a lot of the other markets we participate in, if someone wants to buy enterprise expanding technologies from Symantec, you can buy it from a software point of view, you can buy it in a hardware appliance. You can do it through an ISP and there’s almost no barrier to how a customer might want to buy. And that’s really been the makeup of Symantec is great technology and deliver it any way our customer wants to buy it, whether it’s Microsoft or the smallest - with the smallest launch (ph) in the world.

Unidentified Speaker

     And what sorts of deals that you would sign with the hotmail or with some of the ISPs. Are those year-long deals, 2-year deals?

Greg Myers - Symantec Corporation - SVP, Finance, CFO

     They have varying degrees of length and ...

Unidentified Speaker

     Okay. And then, you recently launched a spyware product. And Microsoft obviously (inaudible) and said they’re going to get better (inaudible). What’s your expectation of spyware being a revenue generation, peacefully, or does it just get wrapped into the whole?

Greg Myers - Symantec Corporation - SVP, Finance, CFO

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SYMC - Symantec at Goldman Sachs 2005 Technology Investment Symposium

     Well, spyware is kind of a subset of antivirus, quite frankly. And the problem is very similar and the definitions that you’re build into your libraries is quite similar. And so, we’ve always had huge detection capabilities, right? The real issue for us in getting the market was to get the libraries in the back end and now we’re launching a product in March with the libraries. I think spyware has become a segment of antivirus, I don’t think there’s much future, I think, for standalone spyware companies.

Unidentified Speaker

     Okay. Let’s move on a little bit to the enterprise. And it does bring me to also the acquisition, the pending acquisition of Veritas. So, could you talk a little to the strategy in the hiring enterprise? How do these pieces fit together? I get the questions security seem so far apart. And yet, they’re talking software and I think they’re taking a broader picture of information integrity or the ability to keep information safe. Can you talk to that side again why you made this decision to move on - move forward with the deal with Veritas?

Greg Myers - Symantec Corporation - SVP, Finance, CFO

     Yes. For the longest period of time, the issue isn’t storage and the issue is not security and the issue isn’t technology. The issue is information and the availability of information and the security of the information. And for a long period of time, Veritas just talked about utility computing, which is the availability of information at a very low price that’s manageable.

We have talked for a significant period of time about information integrity, which is about the availability of information built around a secure environment. I mean, those 2 concepts, when you add them together, really resonate quite well for availability and a secure environment and then what will those environments look like as we move forward.

For over 2 years now, we’ve been speaking the customers around the migration of fairly large markets, be it network management, system management or storage management, where significant infrastructure is at play. And it seemed, as we looked at those markets and we have done a lot of work with outside consulting firms, trying to define how in the world would in fact consolidate.

And as we have looked at that problem, security became one of the resonating factors in terms of the unique visibility and the what’s going to occur in these spaces, and it becomes the glue as to how you could actually take these things, enlighten them with knowledge and then cause them to physically do things.

We’ve executed on this view of the convergence of these markets in - early last year, where we bought Powerquest (ph) and on technology (ph) and we took powerful imaging and cloning and provisioning technology - excuse me - technology. And then, we married that with our ability, on our desight (ph) databases to give some visibility in the markets.

And we could see products that actually started to create what one might refer to as more of a resilient infrastructure, where you see issues from your security backlog before they occur, and then you move with your provisioning, imaging and (inaudible) management-type solutions and you actually move in proactively and protect the environment.

Proof of concept was wonderful, but the assets were too small. And so, as we began to look at what the convergence would be, I don’t think we ever dreamed we’d buy Veritas. We thought it was too great an asset. But the stars aligned, and it because a probability for us and we moved on it and (inaudible) saw the market converging the same way John Thompson (ph) saw markets converging. And the next thing, you had technology (inaudible) and you haven’t had market (inaudible) yet. But that’s coming.

But I think that the marrying of these markets is something that our customers understand, our partners understand and the competition clearly understands it. And the ultimate need for customers is going to be around infrastructures and what’s occurring in those infrastructures, how resilient can they be, what kind of solutions will actually deliver information at the lowest price in the most secure format. This is what Symantec sees as division, and this is something we will execute over a long period of time.

Unidentified Speaker

     And so, what has customer (inaudible) like? And I guess I don’t want to tell you (inaudible). But what are the - what are the most - what are customers most worried about? Do they buy into that vision, and what do they feel your (inaudible) as a position or as a company?

Greg Myers - Symantec Corporation - SVP, Finance, CFO

     Well, I think first and foremost, when you start to - when you start to create strategy and then you absolutely believe that is the direction that you should migrate to get investors more predictable, sustainable earnings streams, which is what we believe, as we started (inaudible) on this, the aperture is wide open. So, when you had - if you took a standalone AV company, you would say that the aperture for growth is x over x amount of time.

And then, just like the firewall markets, if you’re a standalone firewall vendor and you’ve done nothing to change your makeup, the aperture is very narrow as to what that can occur and what’s going to happen to the growth rates of those companies over time. I think you saw the things that you resonate just as a content security company, the long-term probability of that growth - to seeing what the growth could be is very limited.

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Final Transcript

SYMC - Symantec at Goldman Sachs 2005 Technology Investment Symposium

With the acquisition of Veritas, the aperture is wide open. Now that you’re starting to talk with the addressable markets and the value it’s somewhere around 56 billion over the course of next 5 years. The opportunity to move on those markets and take what we think is pretty resilient technology and give customers significant value is quite high.

Customers, I think, first and foremost, at least in the mid and the high-end markets, are clearly looking for larger single vendor relationships. Symantec is roughly a mid-market company in an RIT (ph) environment for the last 5 years, we’ve taken a myriad of relationships and choked them down to the top 1 or 2 in a given field. It gives a significant advantage over price and it gives a significant advantage in terms of the attention factor when you have a problem.

So, large customers are migrating to larger single vendor relationships. And then, the reason we’re doing that is they want to do it with companies that have vision. So, a good example would be HP. For years, it’s had vision the customers resonate behind it, although the technology gets delivered over 5 and 10-year timeframes.

The fact of the matter is that customers are investing in their business as a stream of thought that ultimately resonates into the backbones. In our case, backbones that will be more secure, highly - more resilient, will deal with storage and mail and security paradigms. As we know that today, that far exceeds any of our competitors.

These are heterogeneous environments. I mean, we will compete extremely well not being tied to a specific platform, so that when we look at competitors like EMC (ph) (inaudible) there’s an agenda and the agenda is you buy EMC hardware. The ability for Symantec to stay somewhat (inaudible) and keep moving on these markets and then adopting a - what I think is pretty high growth, which would be in the mid to high teens, I think, over very long periods of time, would probably be a fair characterization. That is fabulous growth, bar none. And the earnings expansion that can come with that will be huge.

We’re talking about growth rates that we guided under the acquisition of somewhere in high-teens. But think about it. This is - these are $4.5 billion asset as we’ve combined - before the loss of the deferral in the purchase price accounting will grow to somewhere around 5.3 billion. These are growing at the size of large companies. And so, anybody that thinks that these aren’t powerful markets of huge growth - growth that can send $1 billion of growth in a year to a physical entity.

Does anybody wonder why Microsoft is interested in security? It’s not altruism. It’s the size of the market. It’s massive. And that’s why storage plays into that purpose. That could go on forever. This is a vision that’s without bounds. This is a vision that’s without competition. This is a vision that’s first to market. This is a vision where infrastructure really begins to resonate. This is a very strong view. But you’re resonating with the buy side now. I think we got all the dates (ph) pretty slow when we - when the New York Times announced our acquisition in mid-December, which is probably the worst way to announce an acquisition.

But over the course of the last 60 days, we have had a lot of time to spend with at least the buy side. And I think, personally, it’s starting to resonate. I think the issue for a lot of people is trying to figure out when is the best time to really understand the asset and then make commitments to it.

Unidentified Speaker

     I’m going to take you back because I want to talk about investor (ph) and so on. But what’s the starting point? As you consummate the deal, the 2 companies are as one, what’s the starting point in going into a customer’s resume? Is it just taking a Symantec security customer and ensuring they’re not buying storage products from Veritas as well? Or is there something more that they’ll actually be able to buy - a joint product or a - and kind of understand like how they - and what’s the synergy in terms of revenue (inaudible).

Greg Myers - Symantec Corporation - SVP, Finance, CFO

     Well, let me (inaudible) into that because there been a lot of concern that these kind of acquisitions never work. The data would suggest a high degree of failure. But the truth of the matter is this is an acquisition that really doesn’t marry to the database, because the database is about large companies buying new companies or large companies like Oracle cannibalizing through install base and shooting down the employee population.

But I think in software what you’re really buying is IP. This is a transaction that’s non-emulated in technology. This is 2 number 1 players in very large markets coming together to meet the customer need of something that could be a substantially larger market. That is an M&A activity that has never been done in technology.

I think secondly, when you think about that, it’s also Symantec that’s had significant success in the past 20 acquisitions we’ve done. Varying degrees of success, but success. And the success has been we value people in our transaction. And that’s more different than the Veritas acquisition, where the people are the assets. How you take those people, empower those people and pour them into your environments, and then allow them to drive success to the best of their markets is everything about what we’re doing today as we plan for the ultimate consummation of this merger.

This concept of empowering people is very, very powerful and it’s ultimately what will create the asset. It’s ultimately what will create a lot of success. The synergies, early on, we’re pretty streetwise.

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Final Transcript

SYMC - Symantec at Goldman Sachs 2005 Technology Investment Symposium

On day one, the deal is maintain the momentum of the assets you’re buying.

So, if these assets are producing 4.5 billion in revenue, at least 4.5 billion and the grow that at market rate. Early one, I think what synergies will occur will occur from higher breadth of sales penetration across the install base. So, for instance, today, a typical rep might handle 10 accounts. Tomorrow, because of the overlay of the rep environments, it might be 5 accounts and you go a lot deeper.

Unidentified Speaker

     And you have a sense for the Symantec customers today, what percentage are also Veritas customers?

Greg Myers - Symantec Corporation - SVP, Finance, CFO

     I don’t have that number off the top of my head. That’s a fair comment, but - for a significant overlap, there’s also a significant peak where there is no overlapping. And the real issue is how do you take a Veritas customer and then drive that relationship with Symantec products and vise versa. And that’s where the leverage comes.

And then secondly, the second big leverage point, I believe, is going to be around - it’s going to be around how do you really take this install base where you’re getting more customer attention from a rep and just pushing more product in those accounts because you’re giving it the attention the account really needs to fill the needs of that customer.

Unidentified Speaker

     And what about then the lower end of the channel? Is there an ability to then take Veritas products and putting them into Symantec (inaudible) partners or —?

Greg Myers - Symantec Corporation - SVP, Finance, CFO

     In the (inaudible), there’s a pretty sizable market as you start to move downstream into storage and backup (inaudible) would be very low end storage product. And so, the ability to move that through channels, which has moved through channels pretty well today is quite high and so there really could be channel leverage.

Unidentified Speaker

     Okay. Colleagues (ph) have wanted to ask - maybe I’ll just ask a final question. Since you’ve - you’ve made the comment that you think investors are the buy side are starting to be more (inaudible) to the deal, but (inaudible) has been seen in your stock to date. What do you feel - you’ve been on the road a lot. What are people most concerned about? What do you feel that’s holding them back?

Greg Myers - Symantec Corporation - SVP, Finance, CFO

     Well, I think there’s always - and as transactions are in this, what I call state of limbo, which is the transactions that announce that it’s moving through the regulatory environment, this state of limbo is where people would generally sit and wait and see. I think that the milestone for us in ultimately driving shareholder value would be consummate the transaction.

I mean, until you do that, the game is not on. And so, you’re in this state of limbo where no one really understands what’s going to happen. At the end of the day, some will buy. Some will sell. I’m the worst of market prognosticators. But what we will do is execute. And I think if we execute, the rest will take care of itself.

Unidentified Speaker

     And what about other things to maybe sweeten it a little. You’re going to have a lot cash once the deal is done. I don’t know if you can comment on thoughts that there may be more software (inaudible) a great kind of first step, showing you’re committed.

Greg Myers - Symantec Corporation - SVP, Finance, CFO

     We want to show commitment. All that money is just so exciting. I tell you. I mean, this is an asset I can’t - I won’t guide on what our cash flow is, but it clearly could be $2 billion cash a year and with that kind of cash generation, I think the only barrier to entry was to how - what our repurchase plan could look like and we’ll then address our repurchase plans is how much is still in-source versus domestic source cash. And then, with the working capital type requirements and move on. But clearly, the board and John are, in fact, assessing the opportunity of growing the buyback right now.

Unidentified Speaker

     Okay. Let me open it up to questions and then we’ll also have a breakout session after this.

Unidentified Speaker

     On the consumer side of your business, especially when you think about consumer - customer acquisition costs as broadband penetration in the U.S. approaches 50% of Internet households?

Greg Myers - Symantec Corporation - SVP, Finance, CFO

     I could quite understand that.

© 2005 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

Final Transcript

SYMC - Symantec at Goldman Sachs 2005 Technology Investment Symposium

Unidentified Speaker

     I didn’t quite get that either. Could you slow it down a little?

Unidentified Speaker

     On the consumer side of your business, how should we think about customer acquisition costs as broadband penetration per Internet households approaches 50%?

Greg Myers - Symantec Corporation - SVP, Finance, CFO

     That’s a great one. When you think about customer acquisition costs, when you’re talking about install bases in the range of 30-40 million things, acquisition cost is going to be about broad channel delivery. And so, for instance, you have huge relationships in the ISP (ph) arenas with Earthlink and T Online (ph) and Tipoli (ph). And so, the acquisition costs of a customer is about how we embedded our technology in the Web shares that we can negotiate for our company versus the ISP type scenario.

And each market that - each market has its - each channel has its own separate cost of acquisition. But clearly, when you’re thinking about the ISP market, it’s very broad - it’s very broad sweeping products and I think that’s what product segmentation is going to play a big role as we continue to make (inaudible) is just thinner, thinner, thinner clients, more pinpointed to maybe low-end product type deliveries.

Unidentified Speaker

     Has there been any significant turnover in Veritas since the acquisition was announced and what are you doing in this interim period to make sure you’re keeping the people that you want to keep?

Greg Myers - Symantec Corporation - SVP, Finance, CFO

     To my knowledge, there has been not been significant turnover at Veritas. I think that when you think about acquiring assets, it’s - I believe of the opinion, as you buy assets, you’re buying companies that people are doing exactly what they want to do. So, when you buy as storage company, you’re buying people that live and breathe storage. And I think the only thing that causes employees to leave those environments is if you threaten them and threaten may be you tell them you’re all going to lose your jobs tomorrow. They’ll all going to look for something else.

This isn’t about that. This is about trying to take the talent of Veritas and actually accelerate it into the markets that it’s addressing, so it’s creating a huge opportunity for vast groups of employees in the storage arena and ultimately the infrastructure arena.

So, I worry less about turnover in the overall employee banks. We are looking hard at the (inaudible) and we do do things around compensation to try to ensure during this interim period that, in fact, we don’t - the sales force - our critical sales people to competitors. Because they feel aren’t that (inaudible) with the marrying of the quota systems and all that. But, so I think, to answer your question, the real issue is going to be around the sales force and how do you compensate the sales force to keep it in place. But, in general, this is a great opportunity for employees.

Unidentified Speaker

     I think we have time for maybe one more and then (inaudible) breakout. Right down here.

Unidentified Speaker

     Back to Microsoft. What is Symantec’s response when Microsoft interviewed AV products, if it attaches to the office products or if it tried to attach it, in some way, to the operating system? What is your response in that kind of situation?

Greg Myers - Symantec Corporation - SVP, Finance, CFO

     I think it’s unlikely that they will physically bundle. I think it creates some really significant issues for them in the regulatory communities, especially following the Netscape and a lot of the work they’ve done. So, I think it’s most likely and from everything we know that we will compete with them in more of a - more traditional channels if they try to make products.

Unidentified Speaker

     Do you think, though, that they could attach it to the office product without legal issues?

Greg Myers - Symantec Corporation - SVP, Finance, CFO

     I think bundling around their - what I think is pretty dominating positions is going to be difficult. But I think that’s a better question for Microsoft. But I’m going to tell the answer resonates best with me. That they’ll never compete, they’ll never show up. I can’t answer the question. You’ll have to ask Microsoft.

Unidentified Speaker

     Okay. Let’s go to the breakout.

© 2005 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

Final Transcript

SYMC - Symantec at Goldman Sachs 2005 Technology Investment Symposium

Greg Myers - Symantec Corporation - SVP, Finance, CFO

     Thanks for your time.

Unidentified Speaker

     Thanks very much, Greg.

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